For the fiscal year ended (a) 10/31/96
File number (c) 811-4930

                          SUB-ITEM 77 I
                Terms of New or Amended Securities

     On May 8, 1996, the Board of Directors authorized the issuance of a fourth class of shares designated Class Z. Class Z shares are not subject to either an initial or contingent deferred sales charge nor are they subject to any Rule 12b-1 fees. Class Z shares will be offered to a limited group of eligible investors as soon as practicable.